Exhibit 99.2

JBS S.A.

Corporate Taxpayer ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company with Authorized Capital

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 13, 2025, AT 12:00 P.M.

Date, Time, and Location: May 13, 2025, at 12:00 p.m., at the headquarters of JBS S.A., located at in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100 (“Company”), held in person and by videoconference.

Call notice: The call notice was sent to the members of the Board of Directors by e-mail, pursuant to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum was confirmed for the Company’s Board of Directors’ Meeting to be installed with the presence of all its members, pursuant to Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair,, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Wesley Mendonça Batista Filho, Global Chief Operating Officer, Guilherme Cavalcanti, Global CFO and Investor Relations Officer, and Daniel Pitta, Chief Legal Officer, all of whom are Company employees.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: to (i) discuss and resolve on the election/reelection of the members of the Company’s Executive Board, pursuant to Article 19, item II, of the Company’s Bylaws.

Discussions and Resolutions:

(i)       the members of the Board of Directors unanimously resolved, with abstention of Mr. Jeremiah Alphonsus O’Callaghan, to reelect the following members of the Company’s Board of Directors for the upcoming term of office, namely: for the position of Chief Executive Officer, Mr. Gilberto Tomazoni, Brazilian, married, engineer, holder of personal identification (RG) number 70.140.097-3 SSP/SP, inscribed under individual taxpayer (CPF/MF) number 341.840.159-72, for the position of Chief Financial Officer and cumulatively as the Investor Relations Officer; Mr. Guilherme Perboyre Cavalcanti, Brazilian, married, economist, holder of personal identification (RG) number 04.834.163-0, issued by IFP/RJ, inscribed under individual taxpayer (CPF/MF) number 010.981.437-10, for the position of Director of Administration and Control; Mr. Eliseo Santiago Perez Fernandez, Brazilian, married, business administrator, holder of personal identification (RG) number 2.473.832 SSP/PE, inscribed under individual taxpayer (CPF/MF) number 412.811.954-72; for the position of Director without a specific designation, Mr. Jeremiah Alphonsus O’Callaghan, Irish, married, engineer, holder of personal identification (RG) number 13.668.165-7 SSP/SP, inscribed under individual taxpayer (CPF/MF) number 012.266.188-55, resident and domiciled in the City and State of São Paulo, with commercial address in the same city, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, Vila Jaguara, CEP 05118-100;

According to article 20 of the Company’s Bylaws, the Officers will have a unified term of office of three (3) years, to end on May 13, 2028, with the possibility of reelection. It is understood that, under Article 12, paragraph 2, of the Company’s Bylaws, they will remain in their roles until their replacements have taken office.

The Officers elected herein shall sign their Instruments of Investiture today, declaring, under the penalties of the law, that they have not been convicted of any crime that could prevent them from performing commercial activities; that they comply with all requirements set forth in Articles 147 and 153 of Law 6,404/76 and CVM Instruction 80/22 for investiture in the positions of the Executive Board; and that they are adherent to the Novo Mercado Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

Therefore, the Company’s Statutory Executive Board will now be composed as follows:

Statutory Executive Board
Gilberto Tomazoni	Chief Executive Officer
Guilherme Perboyre Cavalcanti	Chief Financial and Investor Relations Officer
Eliseo Santiago Perez Fernandez	Director of Administration and Control
Jeremiah Alphonsus O’Callaghan	Director without a specific designation

All acts performed by the Company’s Executive Board and/or attorneys-in-fact from May 11, 2025, until the date of this meeting, are hereby ratified.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to Article 130, paragraphs 1 and 2 of the Brazilian Corporate Law.

Closure: With nothing further to be discussed, the floor was offered to anyone who wished to speak and, as no one did, the proceedings were suspended for the time necessary to draw up these minutes, which, after the reopening of the meeting, were read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting
drawn up in the Company’s records.

São Paulo, May 13, 2025.

Milena Hitomi Yanagisawa

Secretary